SEMI-ANNUAL REPORT

June 30, 2013

Madison — **Covered Call & Equity Strategy Fund (MCN)**

Active Equity Management combined with a Covered Call Option Strategy

Madison
Asset Management, LLC

Table of Contents

Review of Period

What happened in the market during the first half of 2013?

The first half of 2013 demonstrated the resilience of the U.S. economy, particularly when compared to the difficulties seen overseas. Emerging market volatility escalated as expectations for world economic growth were lowered given a slowdown in China and continued struggles in Europe. Meanwhile, investors in the domestic markets were encouraged as U.S. economic growth remained more or less on track, overcoming some sizeable fiscal headwinds along the way. With helpful incremental boosts from housing, autos, and emergent energy production, consensus estimates for 2013 U.S. economic growth remained positive near 2%. Robust corporate profit margins gave little indication of retreating from their lofty status. U.S. investors responded in kind to this spate of good news, sending U.S. stocks up sharply during the period's opening months.

The second half of the period looked to follow suit, as the private economy showed remarkable resilience. U.S. economic growth appeared on track to remain near 2% for 2013. Given the fiscal headwind, this suggested an impressive private economic growth rate of approximately 4%. Ironically, this good news on the U.S. economic front was not so well received once investors realized it could result in a shift in Federal Reserve stimulus. In late June, Fed Chairman Ben Bernanke, responding to the buoyancy of the private economy, announced that the Fed would likely begin to cut back on its extreme level of monetary policy. In short, they projected a planned tapering of quantitative easing, eventually taking the $85 billion of monthly government bond purchases down to zero by mid 2014 — assuming the economy remains on its recent trajectory. The Fed was clearly communicating that U.S. economic growth appeared to be sustainable without the aid of extreme monetary measures. In a vacuum, this might sound like good news, but to liquidity-induced investors, it was anything but. Equity markets sold off on the perceived "tightening" by the Fed.

Even with this late-quarter pullback, the domestic markets produced exceptional returns, with the S&P 500 rising 13.82% for the period. The CBOE S&P BuyWrite Index (BXM), which represents a passive version of a covered call strategy, rose 4.87%. Smaller stocks also did well domestically, with the Russell Midcap® Index up 15.2% and the major small cap indices up slightly more than this. The broad international indices also remained positive, with the MSCI EAFE Index up 4.5%, although the emerging markets were harder hit, as the Russell Emerging Markets Index dipped -7.9%.

From a sector perspective within the S&P 500, a change in leadership occurred early in the second quarter. In the early part of the period, the top performing sectors were traditionally defensive sectors such as Utilities, Telecom and Consumer Staples. Although typically laggards in an upward trending market, these defensive sectors enjoyed the benefit of yield as investors continued to focus on high dividend yielding stocks in the low-yield environment. As economic news began to strengthen later in the period, investors shifted toward cyclical sectors such as Industrials, Consumer Discretionary and Technology and moved away from the defensive sectors.

With equity markets moving steadily higher for most of the period, volatility remained historically low. Low volatility results in lower call option premiums and can signal a level of investor complacency. Given the continuing instability in Europe and lackluster global economic outlook, complacency can be somewhat troubling.

How did the fund perform given the marketplace conditions during the first six months of 2013?

For the six months ended June 30, 2013, the fund's Net Asset Value (NAV) rose 7.57%, ahead of the CBOE S&P BuyWrite Index (BXM) return of 4.87% but lagging the S&P 500 return of 13.82%. The fund's market price rose 8.76%, narrowing the discount to NAV. The fund outpaced the BXM Index consistently throughout the period. Despite little exposure to the defensive sectors which led the market early in the period, the fund steadily outperformed the BXM Index which has the S&P 500 Index as its underlying stock allocation. Later in the period, the fund benefitted from stronger performance

in the Technology and Consumer Discretionary Sectors in which the fund has greater exposure. The most significant headwind was extremely active assignment activity as a result of the strong upward momentum of the overall market. An upward trending market will result in the prices of a number of underlying stocks rising above the strike prices of their respective call options, resulting in the stock potentially being assigned or called away at the option strike price. The result was the fund received significant amounts of cash which was reinvested opportunistically. However, the higher cash balance was a headwind to performance given the general upward trend of the market.

SHARE PRICE AND NAV PERFORMANCE FOR MADISON COVERED CALL & EQUITY STRATEGY FUND



Describe the fund's portfolio equity and option structure.

As of June 30, 2013, the fund held 46 equity securities and unexpired call options had been written against 70% of the fund's stock holdings. It is the strategy of the fund to write "out-of-the-money" call options, and as of June 30, 2013, 62% of the fund's call options written (39 of 63 different options) remained "out-of-the-money." (Out-of-the-money means the stock price is below the strike price at which the shares could be called away by the option holder). This level was lower than previous periods due to the strong upward move in equities this year which moved a number of call options in-the-money. Of the 63 option positions written, three were put options which were sold against existing equity holdings that also have covered call options written. The writing of out-of-the-

money put options allows the fund to increase the level of income generated and provides for a lower entry point for adding to existing equity holdings. The cash potentially required to purchase additional shares of the underlying stocks in the event a put option is assigned is segregated from other cash and held in separated short-term Treasury securities. In addition, the fund purchased one protective put option holding against the S&P 500 Index. The fund will opportunistically own protective put options in order to provide additional insurance against a potential market decline.

Which sectors are prevalent in the fund?

From a sector perspective, MCN's largest exposure as of June 30, 2013 was to the Technology Sector, followed by Consumer Discretionary and Energy. The fund had smaller, underweight holdings in the Financial, Health Care, Materials and Industrial Sectors and was absent the Consumer Staples, Telecommunication Services and Utilities Sectors, which although defensive in nature, typically provide less attractive call writing opportunities.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 6/30/13	
Consumer Discretionary	13.9%
Energy	10.5%
Financials	8.5%
Health Care	7.7%
Industrials	6.4%
Information Technology	25.8%
Materials	5.5%
Money Market Funds	23.8%
Options Purchased	0.5%
Investment Companies	5.1%
U.S. Treasury Bills	5.8%
Options Written	(2.4)%
Net Other Assets and Liabilities	(11.1)%

Discuss the fund's security and option selection process.

The fund is managed by primarily focusing on active stock selection before adding the call option overlay utilizing individual equity call options rather than index options. We use fundamental analysis to select solid companies with good growth prospects and attractive valuations. We then seek attractive call options to write on those stocks. It is our belief that this partnership of active management

of the equity and option strategies provides investors with an innovative, risk-moderated approach to equity investing. The fund's portfolio managers seek to invest in a portfolio of common stocks that have favorable "PEG" ratios (Price-Earnings ratio to Growth rate) as well as financial strength and industry leadership. As bottom-up investors, we focus on the fundamental businesses of our companies. Our stock selection philosophy strays away from the "beat the street" mentality, as we seek companies that have sustainable competitive advantages, predictable cash flows, solid balance sheets and high-quality management teams. By concentrating on long-term prospects and circumventing the "instant gratification" school of thought, we believe we bring elements of consistency, stability and predictability to our shareholders.

Once we have selected attractive and solid names for the fund, we employ our call writing strategy. This procedure entails selling calls that are primarily out-of-the-money, meaning that the strike price is higher than the common stock price, so that the fund can participate in some stock appreciation. By receiving option premiums, the fund receives a high level of investment income and adds an element of downside protection. Call options may be written over a number of time periods and at differing strike prices in an effort to maximize the protective value to the strategy and spread income evenly throughout the year.

What is the management's outlook for the market and fund in 2013?

We believe real GDP will grow in excess of 2% during the second half of 2013 aided by amplified confidence and reduced fiscal drag brought about by the sequester. Business confidence is expected to increase as more clarity surfaces in regard to fiscal, regulatory, and tax issues. In addition, consumer confidence should rise as the employment situation continues to strengthen and wealth expands through gains in both the housing and stock markets. Lastly, inflation is likely to remain at the lower end of the Fed's target range given recent trends in commodity prices along with moderate wage gains. We plan to carefully monitor and adjust our economic forecast based upon economic reports, fiscal policy, and geopolitical events.

U.S. equity markets rallied steadily during the first half of 2013, however, any indication that the Fed will begin to reduce its asset purchases is not likely to be well received. We saw the negative market reaction to Bernanke's tapering comments in late June and we would expect that as the economy slowly improves, the Fed will come under increasing pressure to pull back on its stimulative policies. Any such movement will reintroduce volatility into equity markets, providing more attractive entry points for many individual stocks and an improvement in call option pricing.

TOP TEN HOLDINGS AS OF 6/30/13

	% of net assets
Morgan Stanley	4.05%
Apache Corp.	3.66%
QUALCOMM Inc.	3.55%
Schlumberger Ltd.	3.33%
Oracle Corp.	3.13%
Teva Pharmaceutical Industries Ltd.	2.96%
Expeditors International of Washington Inc.	2.87%
Powershares QQQ Trust Series 1 ETF	2.57%
SPDR S&P 500 ETF Trust	2.51%
EMC Corp.	2.34%

Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCKS - 78.3%		
Consumer Discretionary - 13.9%		
Advance Auto Parts Inc. (A)	46,000	$ 3,733,820
Amazon.com Inc. * (A)	8,500	2,360,365
Best Buy Co. Inc. (A)	87,600	2,394,108
CBS Corp., Class B (A)	60,000	2,932,200
DIRECTV * (A)	50,000	3,081,000
Discovery Communications Inc., Class C *	26,000	1,811,160
Lululemon Athletica Inc. * (A)	50,000	3,276,000
Staples Inc. (A)	160,000	2,537,600
Target Corp. (A)	25,000	1,721,500
		23,847,753
Energy - 10.5% (A)		
Apache Corp.	75,000	6,287,250
Canadian Natural Resources Ltd.	80,000	2,260,800
Occidental Petroleum Corp.	19,600	1,748,908
Petroleo Brasileiro S.A., ADR	150,000	2,013,000
Schlumberger Ltd.	80,000	5,732,800
		18,042,758
Financials - 8.5% (A)		
Bank of America Corp.	69,200	889,912
BB&T Corp.	103,000	3,489,640
Morgan Stanley	285,000	6,962,550
T. Rowe Price Group Inc.	30,000	2,194,500
Wells Fargo & Co.	25,000	1,031,750
		14,568,352
Health Care - 7.7%		
Allergan Inc. (A)	37,000	3,116,880
Celgene Corp. * (A)	15,000	1,753,650
Mylan Inc. * (A)	45,000	1,396,350
Teva Pharmaceutical Industries Ltd., ADR	130,000	5,096,000
UnitedHealth Group Inc.	30,000	1,964,400
		13,327,280
Industrials - 6.4% (A)		
C.H. Robinson Worldwide Inc.	45,000	2,533,950
Expeditors International of Washington Inc.	130,000	4,941,300
United Technologies Corp.	38,000	3,531,720
		11,006,970
Information Technology - 25.8%		
Communications Equipment - 4.3% (A)		
Cisco Systems Inc.	50,000	1,215,500
QUALCOMM Inc.	100,000	6,108,000
		7,323,500
Computers & Peripherals - 4.6%		
Apple Inc.	10,000	3,960,800
EMC Corp. (A)	170,000	4,015,400
		7,976,200

	Shares	Value (Note 2)
Electronic Equipment, Instruments & Components - 1.2%		
Flextronics International Ltd. *	260,000	$ 2,012,400
Internet Software & Services - 3.2% (A)		
eBay Inc. *	70,000	3,620,400
Facebook Inc., Class A *	73,600	1,829,696
		5,450,096
IT Services - 1.5% (A)		
Accenture PLC, Class A	38,000	2,658,579
Semiconductors & Semiconductor Equipment - 3.4% (A)		
Broadcom Corp., Class A	65,000	2,203,493
Linear Technology Corp.	100,000	3,684,000
		5,887,493
Software - 7.6% (A)		
Check Point Software Technologies Ltd. *	52,000	2,583,360
Microsoft Corp.	67,900	2,344,587
Nuance Communications Inc. *	154,000	2,830,520
Oracle Corp.	175,000	5,376,000
		13,134,467
Materials - 5.5%		
Freeport-McMoRan Copper & Gold Inc. (A)	120,000	3,313,200
Monsanto Co.	27,000	2,667,600
Mosaic Co./The (A)	64,000	3,443,840
		9,424,640
Total Common Stocks (Cost $143,105,004)		134,660,488

	Contracts	Value (Note 2)
PUT OPTIONS PURCHASED - 0.5%		
S&P 500 Index, Put, July 2013, $1,625	265	882,450
Total Put Options Purchased (Cost $946,315)		882,450

	Shares	Value (Note 2)
INVESTMENT COMPANIES - 5.1% (A)		
Powershares QQQ Trust Series 1 ETF	62,000	4,415,020
SPDR S&P 500 ETF Trust	27,000	4,320,270
Total Investment Companies (Cost $8,703,401)		8,735,290

See accompanying Notes to Financial Statements.

	Par Value	Value (Note 2)
U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 5.8%		
U.S. Treasury Bill - 5.8% (B)		
0.036%, 10/10/13	$10,000,000	$ 9,998,670
Total U.S. Government and Agency Obligations (Cost $9,999,018)		9,998,670
	Shares	
SHORT-TERM INVESTMENTS - 23.8%		
State Street Institutional U.S. Government Money Market Fund	40,807,690	40,807,690
Total Short-Term Investments (Cost $40,807,690)		40,807,690
TOTAL INVESTMENTS - 113.5% (Cost $203,561,428**)		195,084,588
NET OTHER ASSETS AND LIABILITIES - (11.1%)		(19,050,824)
TOTAL CALL & PUT OPTIONS WRITTEN - (2.4%)		(4,115,609)
TOTAL NET ASSETS - 100.0%		$171,918,155

* Non-income Producing

** Aggregate cost for Federal tax purposes was $200,161,533.

(A) All or a portion of these securities' positions represent covers (directly or through conversion rights) for outstanding options written.

(B) All or a portion of these securities are segregated as collateral for put options written. As of June 30, 2013, the total amount segregated was $9,998,670.

ADR American Depository Receipt.

ETF Exchange Traded Fund.

PLC Public Limited Company.

Call Options Written	Contracts (100 Shares Per Contract	Expiration Date	Strike Price	Value (Note 2)
Accenture PLC	380	August 2013	$ 70.00	$ 91,335
Advance Auto Parts Inc.	230	September 2013	85.00	53,475
Allergan Inc.	260	October 2013	90.00	62,400
Amazon.com Inc.	85	July 2013	275.00	64,813
Apache Corp.	150	July 2013	77.50	101,625
Apache Corp.	50	July 2013	80.00	22,375
Apache Corp.	300	October 2013	77.50	261,000
Apache Corp.	250	October 2013	85.00	104,375
Bank of America Corp.	692	October 2013	13.00	54,494
BB&T Corp.	350	September 2013	31.00	112,000
BB&T Corp.	600	September 2013	34.00	65,100
Best Buy Co. Inc.	500	August 2013	29.00	39,250
Best Buy Co. Inc.	376	September 2013	29.00	54,708
Broadcom Corp.	400	August 2013	35.00	37,799
C.H. Robinson Worldwide Inc.	450	August 2013	62.50	14,625
Canadian Natural Resources Ltd.	400	September 2013	31.00	22,000
Canadian Natural Resources Ltd.	200	September 2013	32.00	7,500
CBS Corp.	600	September 2013	50.00	135,000
Celgene Corp.	150	August 2013	125.00	44,100
Check Point Software Technologies Ltd.	400	July 2013	48.00	93,000
Check Point Software Technologies Ltd.	120	October 2013	52.50	22,080
Cisco Systems Inc.	500	August 2013	24.00	52,250
DIRECTV	200	August 2013	62.50	43,500
DIRECTV	100	September 2013	65.00	19,150
eBay Inc.	350	October 2013	52.50	107,625
eBay Inc.	350	October 2013	55.00	71,750

See accompanying Notes to Financial Statements.

Call Options Written	Contracts (100 Shares Per Contract	Expiration Date	Strike Price	Value (Note 2)
EMC Corp.	500	July 2013	$ 23.00	$ 44,500
EMC Corp.	700	August 2013	25.00	25,200
EMC Corp.	200	October 2013	25.00	13,900
Expeditors International of Washington Inc.	500	August 2013	37.50	87,500
Expeditors International of Washington Inc.	500	August 2013	40.00	35,000
Facebook Inc.	436	September 2013	30.00	11,990
Freeport-McMoRan Copper & Gold Inc.	500	July 2013	30.00	5,500
Linear Technology Corp.	1,000	August 2013	36.00	170,000
Lululemon Athletica Inc.	250	August 2013	67.50	66,875
Lululemon Athletica Inc.	250	September 2013	67.50	99,748
Microsoft Corp.	300	July 2013	33.00	53,850
Microsoft Corp.	379	October 2013	35.00	50,407
Morgan Stanley	1,000	July 2013	22.00	264,000
Morgan Stanley	500	July 2013	23.00	91,000
Morgan Stanley	1,000	July 2013	24.00	113,500
Mosaic Co./The	200	September 2013	62.50	8,800
Mylan Inc.	350	July 2013	29.00	78,225
Mylan Inc.	100	October 2013	31.00	19,150
Nuance Communications Inc.	500	July 2013	23.00	5,000
Nuance Communications Inc.	500	October 2013	20.00	55,000
Occidental Petroleum Corp.	196	August 2013	82.50	156,310
Oracle Corp.	350	September 2013	34.00	9,800
Petroleo Brasileiro S.A.	400	July 2013	20.00	400
Powershares QQQ Trust Series 1	620	August 2013	71.00	109,430
QUALCOMM Inc.	350	August 2013	65.00	21,350
QUALCOMM Inc.	300	October 2013	65.00	38,250
Schlumberger Ltd.	300	August 2013	77.50	15,900
SPDR S&P 500 ETF Trust	270	August 2013	160.00	105,840
Staples Inc.	1,000	September 2013	15.00	145,000
T. Rowe Price Group Inc.	300	July 2013	74.00	32,250
Target Corp.	250	July 2013	70.00	15,375
United Technologies Corp.	290	August 2013	92.50	80,330
United Technologies Corp.	300	September 2013	65.00	90,750
Wells Fargo & Co.	250	July 2013	37.00	108,750
Total Call Options Written (Premiums received $4,012,983)				$3,986,209

Put Options Written				
Amazon.com Inc.	75	July 2013	250.00	3,900
Canadian Natural Resources Ltd.	400	September 2013	28.00	58,000
T. Rowe Price Group Inc.	250	October 2013	70.00	67,500
Total Put Options Written (Premiums received $232,217)				$ 129,400

Total Value of Options Written (Premiums received $4,245,200)				$4,115,609

See accompanying Notes to Financial Statements.

Statement of Assets and Liabilities as of June 30, 2013 (unaudited)

Assets:

Investments in securities, at cost	
Unaffiliated issuers	$203,561,428
Net unrealized depreciation	
Unaffiliated issuers	(8,476,840)
Total investments at value	195,084,588
Receivables:	
Investments sold	764,475
Dividends and interest	178,906
Total assets	196,027,969

Liabilities:

Payables:	
Investments purchased	19,841,887
Advisory agreement fees	114,957
Service agreement fees	37,361
Options written, at value (premium received $4,245,200) (Note 6)	4,115,609
Total liabilities	24,109,814
Net assets applicable to outstanding capital stock	**$171,918,155**

Net assets consist of:

Paid-in capital	$231,381,510
Accumulated undistributed net investment loss	(6,913,963)
Accumulated net realized loss on investments sold, options and foreign currency related transactions	(44,201,878)
Net unrealized depreciation of investments (including appreciation (depreciation) of options and foreign currency related transactions)	(8,347,514)
Net Assets	**$171,918,155**

Capital Shares Issued and Outstanding (Note 7)	19,268,423
Net Asset Value and redemption price per share	$ 8.92

See accompanying Notes to Financial Statements.

Statement of Operations **For the Period Ended June 30, 2013 (unaudited)**

Investment Income:

Interest	$	5,468
Dividends		
Unaffiliated issuers		948,519
Less: Foreign taxes withheld		(20,146)
Total investment income		933,841

Expenses:

Advisory agreement fees	687,669
Service agreement fees	223,492
Other Expenses	11
Total expenses	911,172

Net Investment Income	22,669

Net Realized and Unrealized Gain (Loss) on Investments

Net realized gain on investments (including net realized gain (loss) on foreign currency related transactions)

Options	6,899,798
Unaffiliated issuers	2,932,111

Net change in unrealized appreciation on investments (including net unrealized appreciation (depreciation) on foreign currency related transactions)

Options	416,158
Unaffiliated issuers	2,278,665
Net Realized and Unrealized Gain on Investments and Option Transactions	12,526,732
Net Increase in Net Assets from Operations	$ 12,549,401

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	(unaudited) Six-Months Ended 6/30/13	Year Ended 12/31/12
Net Assets at beginning of period	$166,305,386	$166,764,101
Increase (decrease) in net assets from operations:		
Net investment income (loss)	22,669	(246,066)
Net realized gain (loss) on investments and options transactions	9,831,909	(67,950)
Net change in unrealized appreciation on investments and options transactions	2,694,823	13,728,565
Net increase in net assets from operations	12,549,401	13,414,549
Distributions to shareholders from:		
Net investment income	(6,936,632)	(146,454)
Return of capital	—	(13,726,810)
Total distributions	(6,936,632)	(13,873,264)
Total increase (decrease) in net assets	5,612,769	(458,715)
Net Assets at end of period	$171,918,155	$166,305,386
Undistributed net investment loss included in net assets	$ (6,913,963)	$ —

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	(unaudited) Six-Months Ended 6/30/13	Year Ended December 31,				
		2012	2011	2010	2009	2008
Net Asset Value at beginning of period	$8.63	$8.65	$9.78	$9.62	$7.64	$13.02
Income from investment operations:						
Net investment income (loss)[1]	(0.00)[2]	(0.01)	(0.03)	(0.05)	(0.05)	–
Net realized and unrealized gain (loss) on investments	0.65	0.71	(0.38)	0.93	2.83	(4.20)
Total from investment operations	0.65	0.70	(0.41)	0.88	2.78	(4.20)
Less Distributions:						
Distributions from net investment income	(0.36)	(0.01)	(0.70)	–	(0.80)	(1.18)
Distributions from return of capital	–	(0.71)	(0.02)	(0.72)	0.00[2]	–
Total distributions	(0.36)	(0.72)	(0.72)	(0.72)	(0.80)	(1.18)
Net increase (decrease) in net asset value	0.29	(0.02)	(1.13)	0.16	1.98	(5.38)
Net Asset Value at end of period	$8.92	$8.63	$8.65	$9.78	$9.62	$7.64
Market Value at end of period	$7.93	$7.62	$7.47	$9.05	$8.89	$6.21
Total Return						
Net asset value (%)	7.57[4]	8.31	(4.37)	9.84	39.00	(34.53)
Market value (%)	8.76[4]	11.80	(9.99)	10.49	61.01	(38.12)
Ratios/Supplemental Data						
Net Assets at end of period (thousands)	$171,918	$166,305	$166,764	$188,425	$185,393	$147,239
Ratios of expenses to average net assets:						
Before reimbursement of expenses by adviser (%)	1.06[3]	1.45	1.36	1.31	1.62	1.62
After reimbursement of expenses by adviser (%)	1.06[3]	1.39	1.36	1.31	1.62	1.62
Ratio of net investment income to average net assets (%)	0.03[3]	(0.15)	(0.33)	(0.56)	(0.57)	0.04
Portfolio turnover (%)	72[4]	61	68	60	14	33
Senior Indebtedness:						
Total borrowings outstanding (in thousands)	–	–	–	–	–	$24,000
Asset coverage per $1,000 of indebtedness[5]	–	–	–	–	–	$7,135

[1]Based on average shares outstanding during the year.
[2]Amount represents less than $0.005 per share.
[3]Annualized.
[4]Not annualized.
[5]Calculated by subtracting the Fund's total liabilities (not including the borrowings) from the Fund's total assets and dividing by the total borrowings.

See accompanying Notes to Financial Statements.

Notes to Financial Statements (unaudited)

1. Organization

Madison Covered Call & Equity Strategy Fund (the "Fund") was organized as a Delaware statutory trust on May 6, 2004. The Fund is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. The Fund commenced operations on July 28, 2004. Prior to January 1, 2013, the Fund was known as the Madison/Claymore Covered Call & Equity Strategy Fund.

The Fund's primary investment objective is to provide a high level of current income and current gains, with a secondary objective of long-term capital appreciation. The Fund will, under normal market conditions, pursue its primary investment objective by allocating at least 80% of total assets to an integrated investment strategy pursuant to which the Fund invests in a portfolio of equity securities consisting primarily of high quality, large capitalization common stocks that are, in the view of Madison Asset Management, LLC, the Fund's Investment Adviser (the "Adviser"), selling at a reasonable price in relation to their long-term earnings growth rates and writes (sells) covered call options against a portion of the equity securities held; pending investment in equity securities or covered call options, assets of the Fund allocated to its integrated investment strategy will be held in cash or cash equivalents. The Fund seeks to produce a high level of current income and gains through premiums received from writing options and, to a lesser extent, from dividends. There can be no assurance that the Fund will achieve its investment objectives. The Fund's investment objectives are considered fundamental and may not be changed without shareholder approval.

2. Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Portfolio Valuation: Securities traded on a national securities exchange are valued at their closing sale price, except for securities traded on NASDAQ which are valued at the NASDAQ official closing price ("NOCP") and options which are valued at the mean between the best bid and best ask price across all option exchanges. Securities having maturities of 60 days or less are valued at amortized cost, which approximates market value. Securities having longer maturities, for which quotations are readily available, are valued at the mean between their closing bid and ask prices. Mutual funds are valued at their Net Asset Value. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures approved by the Board of Trustees.

The Fund has adopted Financial Accounting Standards Board ("FASB") applicable guidance on fair value measurements. Fair value is defined as the price that each fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. A three-tier hierarchy is used to maximize the use of observable market data "inputs" and minimize the use of unobservable "inputs" and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk (for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique). Inputs may be observable or unobservable.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based

on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad Levels listed below:

- Level 1 – unadjusted quoted prices in active markets for identical investments

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rate volatilities, prepayment speeds, credit risk, benchmark yields, transactions, bids, offers, new issues, spreads and other relationships observed in the markets among comparable securities, underlying equity of the issuer; and proprietary pricing models such as yield measures

calculated using factors such as cash flows, financial or collateral performance and other reference data, etc.)

- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The valuation techniques used by the Fund to measure fair value for the period ended June 30, 2013 maximized the use of observable inputs and minimized the use of unobservable inputs.

The following table represents the Fund's investments carried on the Statement of Assets and Liabilities by caption and by level within the fair value hierarchy as of June 30, 2013:

Description	Quoted Prices in Active Markets for Identical Investments Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Value at 6/30/13
Assets:				
Common Stocks	$134,660,488	$ –	$ –	$134,660,488
Put Options Purchased	882,450	–	–	882,450
Investment Companies	8,735,290	–	–	8,735,290
U.S. Government and Agency Obligations	–	9,998,670	–	9,998,670
Short Term Investments	40,807,690	–	–	40,807,690
	185,085,918	9,998,670	–	195,084,588
Liabilities:				
Written options	4,115,609	–	–	4,115,609

There were no transfers between classification levels during the six-months ended June 30, 2013. As of and during the six-months ended June 30, 2013, the Fund did not hold securities deemed as a Level 3.

The following table presents the types of derivatives in the Fund and their effect:

Statement of Asset & Liability Presentation of Fair Values of Derivative Instruments

Derivatives not accounted for as hedging instruments	Asset Derivatives		Liability Derivatives	
	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity contracts	–	--	Options written	$4,115,609

The following table presents the effect of Derivative Instruments on the Statement of Operations for the six-months ended June 30, 2013:

Derivatives not accounted for as hedging instruments	Realized Gain on Derivatives:	Change in Unrealized Depreciation on Derivatives
Equity contracts	$6,899,798	$416,158

In December 2011, the IASB and the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets And Liabilities." These common disclosure requirements are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on a portfolio's financial position. They also intend to improve transparency in the reporting of how companies mitigate credit risk, including disclosure of related collateral pledged or received. In addition, ASU 2011-11 facilitates comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. ASU 2011-11 requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the financial position; and disclose instruments and transactions subject to an agreement similar to a master netting agreement. ASU 2011-11 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. Management has evaluated the implications of ASU 2011-11 and its impact on financial statements disclosures and adopted the disclosures required by this update.

Investment Transactions and Investment Income:
Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Clarification of Investment Strategy:
The Fund may invest up to 15% in foreign securities. Foreign securities are defined as securities that are: (i) issued by companies organized outside the U.S. or whose principal operations are outside the U.S., or issued by foreign governments or their agencies or instrumentalities ("foreign issuers"); (ii) principally traded outside of the U.S.; and (iii) quoted or denominated in a foreign currency ("non-dollar securities").

3. Investment Advisory Agreement and Service Agreement

Pursuant to an Investment Advisory Agreement between the Fund and the Adviser, the Adviser, under the supervision of the Fund's Board of Trustees, provides a continuous investment program for the Fund's portfolio; provides investment research and makes and executes recommendations for the purchase and sale of securities; and provides certain facilities and personnel, including officers required for the Fund's administrative management and compensation of all officers and trustees of the Fund who are its affiliates. For these services, the Fund pays the Adviser a fee, payable monthly, in an amount equal to 0.80% of the Fund's average daily managed assets.

Under a separate Services Agreement, the Adviser also provides or arranges to have a third party provide the Fund with such services as it may require in the ordinary conduct of its business, to the extent that the Adviser (or any other person acting as the Fund's investment adviser) has not undertaken to provide such services. In this regard, the Adviser shall provide, or arrange to have a third party provide, among other things, the following services to the Fund: compliance services, transfer agent services, custodial services, fund administration services, fund accounting services, and such other services necessary to the conduct of the Fund's business. In addition, the Adviser shall arrange and pay for independent public accounting services for audit and tax purposes, legal services, the services of independent trustees of the Fund, a fidelity bond, and directors and officers/errors and omissions insurance. In exchange for these services, the Fund pays the Adviser a service fee, payable monthly, equal to 0.26% of the Fund's average daily managed assets. This fee may not be increased for a period of at least two years from the date of the Services Agreement (i.e., not before January 1, 2015). Accordingly, the service fee is essentially capped at 0.26% for two years. Not included in this fee cap (and, therefore, the responsibility of the Fund) are "excluded expenses" and "transitional expenses." Excluded expenses consist of (i) any fees and expenses relating to portfolio holdings (e.g., brokerage commissions, interest on loans, etc.); (ii) extraordinary and non-recurring fees and expenses (e.g., costs relating to any line of credit the

Trust maintains with its custodian or another entity for investment purposes); and (iii) the costs associated with investment by the Trust in other investment companies (i.e., acquired fund fees). Transitional expenses consist of certain administrative and operational fees and expenses borne directly by the Fund prior to January 1, 2013 (whether or not accrued).

4. Federal Income Taxes

No provision is made for federal income taxes since it is the intention of the Fund to comply with the provisions of Subchapter M of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all federal income taxes.

The Regulated Investment Company ("RIC") Modernization Act of 2010 (the "Modernization Act") modernizes several of the federal income and excise tax provisions related to RICs. The Modernization Act contains simplification provisions effective for taxable years beginning after December 22, 2010, which are aimed at preventing disqualification of a RIC for "inadvertent" failures of the asset diversification and/or qualifying income tests. Additionally, the Modernization Act allows capital losses to be carried forward indefinitely, and retain the character of the original loss, exempts RICs from the preferential dividend rule, and repealed the 60-day designation requirement for certain types of pay-through income and gains.

As of December 31, 2012, for federal income tax purposes, the Fund utilized $146,454 of capital loss carryforwards ("CLCF"). The Fund had a remaining CLCF of $53,789,291 which can be used to offset future capital gains. These CLCFs will expire on December 31, 2018. Per the Modernization Act, CLCFs generated in taxable years beginning after December 22, 2010 must be fully used before CLCFs generated in taxable years prior to December 22, 2010; therefore, CLCFs available as of the report date may expire unused.

Information on the tax components of investments, excluding option contracts, as of June 30, 2013, is as follows:

Cost	$200,161,533
Gross appreciation	5,227,325
Gross depreciation	(14,419,879)
Net depreciation	$ (9,192,554)

Net realized gains or losses may differ for financial reporting and tax purposes primarily as a result of the deferral of losses relating to wash sale transactions and post-October transactions.

For the years ended December 31, 2012 and 2011, the tax character of distributions paid to shareholders was $146,454 ordinary income and $13,726,810 return of capital for 2012 and $13,481,377 ordinary income and $391,888 return of capital for 2011.

5. Investment Transactions

During the six-months ended June 30, 2013, the cost of purchases and proceeds from sales of investments, excluding short-term investments, were $103,858,457 and $113,617,193, respectively. No long-term U.S. Government securities were purchased or sold during the period.

6. Covered Call and Put Options

An option on a security is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option at a specified exercise or "strike" price. The writer of an option on a security has an obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price (in the case of a call) or pay the exercise price upon delivery of the underlying security (in the case of a put).

There are several risks associated with transactions in options on securities. As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but has retained the risk of loss should the price of the underlying security decline. A writer of a put option is exposed to the risk of loss if the fair value of the underlying securities declines, but profits only to the extent of the premium received if the underlying security increases in value. The writer of an option has no

control over the time when it may be required to fill its obligation as writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.

The number of call options the Fund can write (sell) is limited by the amount of equity securities the Fund holds in its portfolio. The Fund will not write (sell) "naked" or uncovered call options. The Fund seeks to produce a high level of current income and gains generated from option writing premiums and, to a lesser extent, from dividends.

When an option is written, the premium received is recorded as an asset with an equal liability and is subsequently marked-to-market to reflect the current market value of the option written. These liabilities are reflected as options written in the Statement of Assets and Liabilities. Premiums received from writing options which expire unexercised are recorded on the expiration date as a realized gain. The difference between the premium received and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase transactions, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether there has been a realized gain or loss.

Transactions in option contracts during the six-months ended June 30, 2013, were as follows:

	Number of Contracts	Premiums Received
Options outstanding beginning of period	32,086	$6,045,955
Options written during the period	53,172	8,778,015
Options closed during the period	(17,058)	(2,618,512)
Options exercised during the period	(25,203)	(4,642,557)
Options expired during the period	(18,988)	(3,317,701)
Options outstanding end of period	24,009	$4,245,200

7. Capital

The Fund has an unlimited amount of common shares, $0.01 par value, authorized and 19,268,423 shares issued and outstanding as of June 30, 2013.

In connection with the Fund's dividend reinvestment plan, there were no shares reinvested for the six-months ended June 30, 2013 and years ended December 31, 2012 and 2011, respectively.

8. Indemnifications

In the normal course of business, the Fund enters into contracts that provide general indemnifications. The Fund's maximum exposure under these arrangements is dependent upon claims that may be made against the Fund in the future and, therefore cannot be estimated; however, the risk of material loss from such claims is considered remote.

9. Discussion of Risks

Please see the Fund's original prospectus for a discussion of risks associated with investing in the Fund. While investments in stocks and bonds have been keystones in wealth building and management for a hundred years, at times they've produced surprises for even the savviest investors. Those who enjoyed growth and income of their investments were rewarded for the risks they took by investing in the markets. When calamity strikes, the word "security" itself seems a misnomer. Although the Adviser seeks to appropriately address and manage the risks identified and disclosed to you in connection with the management of the securities in the Fund, you should understand that the very nature of the securities markets includes the possibility that there are additional risks that we did not contemplate for any number of reasons. We seek to identify all applicable risks and then appropriately address them, take appropriate action to reasonably manage them and, of course, to make you aware of them so you can determine if they exceed your risk tolerance. Nevertheless, the often volatile nature of the securities markets and the global economy in which we work

suggests that the risk of the unknown is something you must consider in connection with your investments in securities. Unforeseen events have the potential to upset the best laid plans, and could, under certain circumstances produce a material loss of the value of some or all of the securities we manage for you in the Fund.

10. Subsequent Events

Management has evaluated all subsequent events through the date the financial statements were available for issue. No events have taken place that meet the definition of a subsequent event that requires adjustment to, or disclosure in, the financial statements.

Other Information (unaudited)

Additional Information. Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940 that from time to time, the Fund may purchase shares of its common stock in the open market at prevailing market prices.

Forward-Looking Statement Disclosure. One of our most important responsibilities as investment company managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as estimate, may, will, expect, believe, plan and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

N-Q Disclosure. The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website. The Fund's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-1520. Form N-Q and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102. Finally, you may call the Fund at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Dividend Reinvestment Plan (unaudited)

Unless the registered owner of common shares elects to receive cash by contacting Computershare Trust Company, Inc. (the "Plan Administrator"), all dividends declared on common shares of the Fund will be automatically reinvested by the Plan Administrator in the Fund's Dividend Reinvestment Plan (the "Plan") in additional common shares of the Fund. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice if received and processed by the Plan Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Some brokers may automatically elect to receive cash on your behalf and may re-invest that cash in additional common shares of the Fund for you. If you wish for all dividends declared on your common shares of the Fund to be automatically reinvested pursuant to the Plan, please contact your broker.

The Plan Administrator will open an account for each common shareholder under the Plan in the same name in which such common shareholder's common shares are registered. Whenever the Fund declares a dividend or other distribution (together, a "Dividend") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in common shares. The common shares will be acquired by the Plan Administrator for the participants' accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized common shares from the Fund ("Newly Issued Common Shares") or (ii) by purchase of outstanding common shares on the open market ("Open-Market Purchases") on the New York Stock Exchange or elsewhere. If, on the payment date for any Dividend, the closing market price plus estimated brokerage commission per common share is equal to or greater than the net asset value per common share, the Plan Administrator will invest the Dividend amount in Newly Issued Common Shares on behalf of the participants. The number of Newly Issued Common Shares to be credited to each participant's account will be determined by dividing the dollar amount of the Dividend by the net asset value per common share on the payment date; provided that, if the net asset value is less than or equal to 95% of the closing market value on the payment date, the dollar amount of the Dividend will be divided by 95% of the closing market price per common share on the payment date. If, on the payment date for any Dividend, the net asset value per common share is greater than the closing market value plus estimated brokerage commission, the Plan Administrator will invest the Dividend amount in common shares acquired on behalf of the participants in Open-Market Purchases.

If, before the Plan Administrator has completed its Open-Market Purchases, the market price per common share exceeds the net asset value per common share, the average per common share purchase price paid by the Plan Administrator may exceed the net asset value of the common shares, resulting in the acquisition of fewer common shares than if the Dividend had been paid in Newly Issued Common Shares on the Dividend payment date. Because of the foregoing difficulty with respect to Open-Market Purchases, the Plan provides that if the Plan Administrator is unable to invest the full Dividend amount in Open-Market Purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making Open-Market Purchases and may invest the uninvested portion of the Dividend amount in Newly Issued Common Shares at net asset value per common share at the close of business on the Last Purchase Date provided that, if the net asset value is less than or equal to 95% of the then current market price per common share; the dollar amount of the Dividend will be divided by 95% of the market price on the payment date.

The Plan Administrator maintains all shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Common shares in the account of each Plan participant will be held by the Plan Administrator on behalf of the Plan participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials

to participants and vote proxies for shares held under the Plan in accordance with the instruction of the participants.

There will be no brokerage charges with respect to common shares issued directly by the Fund. However, each participant will pay a pro rata share of brokerage commission incurred in connection with Open-Market Purchases. The automatic reinvestment of Dividends will not relieve participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such Dividends.

The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.

All correspondence or questions concerning the Plan should be directed to the Plan Administrator, Computershare Trust Company, N.A., 250 Royall St., Canton, MA 02021, Phone Number: 1-781-575-4523.

Question concerning your shares of Madison Covered Call & Equity Strategy Fund?

- If your shares are held in a Brokerage Account, contact your Broker
- If you have physical possession of your shares in certificate form, contact the Fund's Transfer Agent:
  Computershare Trust Company, N.A., 250 Royall Street, Mail Stop 1A, Canton, MA 02021

This report is sent to shareholders of Madison Covered Call & Equity Strategy Fund for their information. It is not a Prospectus, circular or representation intended for use in the purchase or sale of shares of the Fund or of any securities mentioned in this report.

A description of the Fund's proxy voting policies and procedures related to portfolio securities is available without charge, upon request, by calling the Fund at (800) 368-3195.

Information regarding how the Fund voted proxies for portfolio securities, if applicable, during the most recent 12-month period ended June 30, is also available, without charge and upon request by calling the Fund at (800) 368-3195 or by accessing the Fund's Form N-PX on the SEC's website at www.sec.gov.

In August 2013, the Fund submitted a CEO annual certification to the NYSE in which the Fund's principal executive officer certified that she was not aware, as of the date of the certification, of any violation by the Fund of the NYSE's Corporate Governance listing standards. In addition, as required by Section 302 of the Sarbanes-Oxley Act of 2002 and related SEC rules, the Fund's principal executive and principal financial officers have made quarterly certifications, including in filings with the SEC on forms N-CSR and N-Q, relating to, among other things, the Fund's disclosure controls and procedures and internal control over financial reporting.



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